SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adagio Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00534A102
(CUSIP Number)

M28 Capital Management LP
700 Canal Street, 2nd Floor
Stamford, CT 06902

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON M28 Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,398,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,398,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 00534A102	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Marc Elia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,398,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,398,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00534A102	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed by the undersigned on April 1, 2022 with respect the shares of Common Stock of the Issuer (the "Original Schedule 13D," together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 25, 2022, Mithril II LP ("Mithril II") submitted to the Issuer a supplement to its notice of intent to nominate the Nominees to the board of directors of the Issuer (the "Board") of March 28, 2022, notifying the Issuer that Mithril II intended to propose an advisory, non-binding stockholder resolution that the Board take all necessary actions to cause the Board to be declassified in advance of the 2023 annual meeting of stockholders of the Issuer (the "2023 Annual Meeting"), such that the term of each Board member expires at the 2023 Annual Meeting and that any director elected to the Board at or after the 2023 Annual Meeting shall be elected on an annual basis (the "Declassification Proposal"). On the same day, Shareholder Group reached an agreement, memorialized in an email dated April 25, 2022, to vote all of their respective shares of the Issuer's Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting (the “Email Agreement”). The foregoing summary of the Email Agreement is not complete and is qualified in its entirety by the full text of the Email Agreement, which is included as Exhibit C hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplanted by the addition of the following:

The Reporting Person's response to Item 4 in this Amendment No. 2 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C.	Email Agreement (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Mithril II LP with the SEC on April 26, 2022).

CUSIP No. 00534A102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2022

M28 Capital Management LP

By:	M28 Capital Management, GP LLC, its general partner

/s/ Marc Elia
Name:	Marc Elia
Title:	Managing Member

/s/ Marc Elia
MARC ELIA